Inflection Point Acquisition Corp. VI

1680 Michigan Avenue Suite 700 #1031

Miami Beach, FL 33139

March 24, 2026

VIA EDGAR

Stacie Gorman

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3233

Re:	Inflection Point Acquisition Corp. VI
Registration Statement on Form S-1
Filed December 23, 2025, as amended
File No. 333-292443

Dear Ms. Gorman:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Inflection Point Acquisition Corp. VI respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern Time on March 26, 2026, or as soon thereafter as practicable.

Please call Joel Rubinstein of White & Case LLP at (212) 819-7642 to provide notice of the effectiveness of the Registration Statement.

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Very truly yours,

By:	/s/ Kevin Shannon
Name:	Kevin Shannon
Title:	Chief Executive Officer

cc:	Joel Rubinstein, White & Case LLP

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